Exhibit 99.3

September 2, 2016

Dear Valued Siebert Customer:

We are pleased to inform you that Siebert Financial Corp. and Kennedy Cabot Acquisition, LLC have entered into a definitive agreement with the Estate of Muriel F. Siebert under which Kennedy Cabot Acquisition will acquire approximately 90% of the outstanding common stock of Siebert Financial Corp.

Siebert Financial is the owner of Muriel Siebert & Co., Inc., the broker-dealer founded in 1967 by the late Muriel F. “Mickie” Siebert, the first woman to own a seat on the New York Stock Exchange and the first woman to head a NYSE member firm.

For nearly 50 years, the Siebert brand has proven to be a source of expert investment expertise for customers, and the firm’s reputation for conservative business management has been paramount.

We want to assure you that as the new owners of Siebert Financial, our commitment to excellence and our dedication to client satisfaction and support will always be our top priority. Our plan is for the growth of Siebert Financial Corp., while Muriel Siebert & Co., Inc. will continue to operate as a separate broker-dealer as it has in the past.

The team being assembled at Kennedy Cabot Acquisition has many years of experience in the brokerage industry including successfully acquiring and growing broker-dealers and bring a strong and experienced management team to the firm. Our goal is to increase our existing business while working to maximize Kennedy Cabot Acquisition’s investment in Siebert Financial to maximize shareholder value.

We are excited to introduce new technologies and other innovations that will allow us to maintain a competitive edge while expanding and improving our customer’s experience. Our plans include:

•	Enhancements to customer service;
•	Enhancements to Siebert’s website;
•	Enhancements to Siebert’s mobile application;
•	Greater access to a larger number of products.
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The mission at Siebert Financial Corp. will continue to be the achievement of value and the conservation of assets for you. It is our intention to make this change in ownership as seamless as possible. We view this personal focus as core to Siebert’s efforts to meet the requirements of each of its customers.

We are excited to have so many dedicated people sharing the goal to support customers in meeting their investment objectives. As part of this process there will be no immediate changes in how you are currently being serviced:

•	All account numbers will remain exactly the same and all accounts will continue to clear at National Financial Services, a Fidelity company;
•	Siebert’s website, mobile applications and phone numbers will remain the same;
•	Online access to your accounts, how you receive statements and confirmations and all other services will remain exactly the same;
•	You can continue to communicate with Siebert representatives you have always worked with, who are available to answer any questions you may have.

Taking care of clients and providing excellent customer service has always been Siebert’s hallmark. We hope to continue to leverage the traditional strengths first established by Mickie Siebert by focusing on our core value of integrity and the safety of investments.

We thank you for your continued loyalty and support.

Very Truly Yours,

Kennedy Cabot Acquisition, LLC &
Siebert Financial Corp.

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Siebert Financial. The tender offer for the outstanding common stock of Siebert Financial not owned by the Estate has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Kennedy Cabot Acquisition with the SEC, and soon thereafter Siebert Financial will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Siebert Financial’s shareholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. Siebert Financial’s shareholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov or by contacting Siebert Financial’s investor relations department at Siebert Financial Corp., 885 Third Avenue, New York, New York 10022, Attention: Investor Relations.

Enclosure: Questions & Answers for the Customers of Siebert Financial Corp.

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Questions & Answers for the Customers of Siebert Financial Corp.

What entity is purchasing Siebert Financial Corp.?

Siebert is being purchased by Kennedy Cabot Acquisition, LLC (“Kennedy Cabot Acquisition”), a Nevada limited liability company.

How will the purchase be conducted?

The acquisition is structured as a stock purchase, between Kennedy Cabot Acquisition, Siebert Financial and Siebert Financial’s majority shareholder. As part of the agreement, Kennedy Cabot Acquisition agreed it would conduct a tender offer to purchase stock held by the minority shareholders in order to give the minority shareholders the opportunity to sell their shares. Since it is a stock purchase, the structure of Siebert Financial will remain the same, except with a different majority owner. The transaction is slated to close in the fourth quarter of 2016, upon approval by the Financial Industry Regulatory Authority (FINRA).

Who owns Kennedy Cabot Acquisition?

Kennedy Cabot Acquisition is primarily owned by Gloria E. Gebbia. The team being assembled at Kennedy Cabot Acquisition has many years of experience in the brokerage industry including successfully acquiring and growing broker-dealers and bring a strong and experienced management team to the firm.

What is the relationship between Kennedy Cabot Acquisition and StockCross?

Ms. Gebbia, the owner of Kennedy Cabot Acquisition, is also a majority owner, along with her family, of StockCross Financial Services, Inc. The Gebbia family has successfully conducted a number of broker-dealer acquisitions over the years.

What personnel changes are coming as a result of the change of owner?

There are no plans for personnel changes other than Andrew Reich will succeed Joseph Ramos as the primary Executive Officer of Muriel Siebert & Co., Inc. (“MS & Co.”). Mr. Ramos will continue to work closely with Kennedy Cabot Acquisition for a number of months to come.

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Will Siebert still be a publicly-traded company?

Yes. Siebert Financial will continue to be publicly-traded on NASDAQ under the ticker symbol NASDAQ: SIEB.

What are Kennedy Cabot Acquisition’s business plans for Siebert Financial?

Kennedy Cabot Acquisition plans on continuing the business of Siebert Financial Corp. MS & Co. will continue to operate as a separate broker-dealer as it has in the past. Kennedy Cabot Acquisition’s intention is to grow the existing business and to work to maximize Kennedy Cabot Acquisition’s investment in Siebert and maximize shareholder value.

Will anything change day-to-day?

For the most part, the day-to-day operations will remain the same. Moving forward we are excited to be able to increase marketing and media and to introduce new technologies and other innovations that will allow us to maintain a competitive edge while expanding and improving our customer’s experience, including improvements to customer websites and mobile applications, among other innovations.

Will anything change for the customers?

Taking care of customers has been and will continue to be an overriding business goal of the new owners. Therefore, it is our intention to make the change in ownership as seamless as possible for customers. That is why:

•	All account numbers will stay exactly the same;
•	Siebert’s website, mobile applications and phone numbers will remain the same;
•	Online access to customer accounts, how customers receive statements and confirmations, and all other services will remain exactly the same;
•	Customers can continue to communicate with the Siebert representatives that they have always worked with, and our representatives are available to answer any questions customers may have.

Will all accounts still clear through National Financial Services (NFS)?

Yes. All accounts will continue to clear at National Financial Services (NFS), a Fidelity company.

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